Exhibit 99.B(h)(4)

PNC ADVANTAGE FUNDS

Shareholder Services Plan

Section 1.                                            The PNC Advantage Funds (the “Trust”) has adopted this Shareholder Services Plan (the “Plan”) in order to enable the Trust to bear certain shareholder service and administrative expenses relating to Advisor Shares and Service Shares of its Institutional Money Market Fund, and any other investment portfolios hereinafter established (collectively, “Shares”).

Section 2.                                            Any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Trustees (as provided in Section 4 below) (“Servicing Agreements”) with financial institutions, broker-dealers, or other industry professionals, such as investment advisers, accountants, and estate planning firms (“Service Organizations”).  Such Servicing Agreements are incorporated herein by reference and shall require the Service Organizations to provide shareholder administrative services as set forth therein to their clients who beneficially own Shares in consideration for a fee, computed daily and paid monthly in the manner set forth in the Servicing Agreements at the annual rate of up to .10% for the Advisor Shares and at the annual rate of up to .25% for the Service Shares (as defined in such Servicing Agreement).  All expenses incurred by the Trust in connection with the Servicing Agreements relating to a class of Shares and the implementation of this Plan with respect to the class of Shares shall be borne entirely by shareholders of such class of the applicable series of the Trust.

Section 3.                                            The Trust or PNC Capital Advisors, LLC shall monitor the arrangements pertaining to the Trust’s Servicing Agreements with Service Organizations as required by the Trust’s Board of Trustees.  PNC Capital Advisors, LLC shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

Section 4.                                            So long as this Plan is in effect PNC Capital Advisors, LLC shall provide to the Trust’s Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

Section 5.                                            This Plan shall become effective upon the date of its adoption and following approval of the Plan (and the related form of Servicing Agreement) by vote of a majority of the Board of Trustees.

Section 6.                                            Unless sooner terminated, this Plan shall continue automatically for successive annual periods of twelve months each, provided such continuance is approved at least annually in the manner set forth in Section 5.

Section 7.                                            This Plan may be amended at any time by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 5.

Section 8.                                            This Plan is terminable at any time by vote of a majority of the Trustees.

Section 9.                                            The names “PNC Advantage Funds” and “Trustees of PNC Advantage Funds” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated December 31, 2009, as amended, which is hereby referred to and a copy of which is on file at the office of the State Secretary of Delaware and the principal office of the Trust.  The obligations of “The PNC Advantage Funds” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust property, and all persons dealing with any class of Shares of the Trust must look solely to the Trust property belonging to such class for the enforcement of any claims against the Trust.